UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 2

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

Playtika Holding Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

72815L 107

(CUSIP Number of Class of Securities)

Robert Antokol

Chief Executive Officer

c/o Playtika Ltd.

HaChoshlim St 8

Herzliya Pituach, Israel

972-73-316-3251

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael A. Treska Darren Guttenberg Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, CA 92626 (714) 540-1235	Michael Cohen Chief Legal Officer and Secretary c/o Playtika Ltd. HaChoshlim St 8 Herzliya Pituach, Israel 972-73-316-3251

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 29, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Playtika Holding Corp., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 51,813,472 shares of its common stock, par value $0.01 per share (the “Shares”), at a price of $11.58 per Share, as defined in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2022 (together with any amendments or supplements thereto, including this Amendment, the “Offer to Purchase”), filed as Exhibit (a)(1)(A) to the Schedule TO, and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act of 1934, as amended. The Schedule TO and the Offer to Purchase are hereby amended, restated and supplemented as provided in this Amendment. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended, restated or supplemented in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constituted part of the Offer. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

Items 1 through 11.

Extension of the Offer

The Offer to Purchase, the Letter of Transmittal, the other exhibits to the Schedule TO, and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase referenced below, are hereby amended and supplemented as follows:

•	The Company has elected to extend the Expiration Date of the Offer to one minute after 11:59 P.M., New York City time, on October 3, 2022 (unless further extended).

•

All references to “one minute after 11:59 P.M., New York City time, on September 26, 2022” in the Offer to Purchase, the Letter of Transmittal and the other exhibits to the Schedule TO and Items 1 through 11 of the Schedule TO, including the definition of “Expiration Date” in such documents, are hereby amended and replaced with “one minute after 11:59 P.M., New York City time, on October 3, 2022.”

Israeli Tax Withholding Matters

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase referenced below, are hereby amended and supplemented as follows:

•

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is hereby amended and supplemented by replacing the question “What are the Israeli income tax consequences if I tender my Shares?” with the following paragraph in the Offer to Purchase (bold and underline added for emphasis for disclosure that has been added pursuant to this Amendment):

“What are the Israeli income tax consequences if I tender my Shares?

Payments to tendering stockholders will generally be subject to Israeli withholding tax at the fixed rate of 25% (for individual stockholders) or 23% (for all other stockholders) of the gross proceeds payable to them pursuant to the Offer, unless the stockholder is entitled to an exemption or a different withholding rate. On September 22, 2022, we received a ruling from the Israeli Tax Authority (the “ITA ruling”) confirming that Israeli tax will not need to be withheld from a tendering stockholder who certifies (a) on the “Declaration of Status for Israeli Income Tax Purposes” included as part of the Letter of Transmittal that the stockholder (1) holds less than 5% of the outstanding Shares of Playtika; (2) is not a resident of Israel for tax purposes; and (3) acquired its Shares on or after Playtika’s initial public offering on Nasdaq in January 2021; and (b) on the “Supplemental Declaration Form (Supplemental Declaration of Status for Israeli Income Tax Purposes)” which has been filed as an amendment to the Schedule TO, and supplements the Letter of Transmittal (the “Supplemental Declaration Form”) that the Shares tendered by such stockholder were not purchased from a relative (for individuals) and the Shares were not subject to Part E2 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, concerning Israeli tax-free reorganizations. The Supplemental Declaration Form will be required under the ITA ruling even for stockholders who have previously tendered Shares in the Offer.

The ITA ruling will not apply to any stockholder who is a registered stockholder or whose consideration exceeds US$500,000, and Israeli tax will accordingly be withheld therefrom as stated above unless the stockholder provides the Company with a valid ITA Waiver (as defined herein).”

•

Item 4 of the Schedule TO and the information set forth in Section 12 (“Certain U.S. Federal Income Tax and Israeli Income Tax Considerations”) of the Offer to Purchase are hereby amended and supplemented by replacing the “Characterization of the Purchase” and “Israeli Withholding Tax” subsections with the following in the Offer to Purchase (bold and underline added for emphasis for disclosure that has been added pursuant to this Amendment):

“Characterization of the Purchase. The ITA has indicated in the past that, depending on the specific circumstances of the case, a purchase by a company of its own shares may be classified for Israeli tax purposes as either a sale of shares or a dividend distribution by the company. Based on such ITA guidance, since we expect that the purchase of Shares by us will not be pro-rata from all of our stockholders, the purchase of Shares by us in the Offer should not be treated as a dividend distribution for Israeli tax purposes, but we cannot guarantee such anticipated treatment. Therefore, receipt of cash for Shares pursuant to the Offer should generally be treated as a capital gain transaction for Israeli income tax purposes, in which a holder of Shares will be treated as having sold such Shares.”

“Israeli Withholding Tax

The gross proceeds payable to a tendering stockholder in the Offer generally will be subject to Israeli withholding tax at the rate of 25% (for individual stockholders) or 23% (for all other stockholders) of the gross proceeds payable to such stockholder pursuant to the Offer. On September 22, 2022, we received a ruling from the ITA which confirmed the following with respect to the withholding of Israeli tax in the Offer (although it will not apply to any stockholder who is a registered stockholder or whose consideration exceeds US$500,000, and Israeli tax will accordingly be withheld therefrom as stated above unless the stockholder provides the Company with a valid ITA Waiver (as defined below)):

(1) payments to be made through non-Israeli brokers to tendering stockholders who certify (in the manner described below) that they (a) hold less than 5% of our outstanding Shares, (b) acquired their Shares on or after our initial public offering on Nasdaq in January 2021, (c) are non-Israeli residents for purposes of the Ordinance, (d) acquired their Shares when they were non-Israeli residents for purposes of the Ordinance, and (e) did not purchase their Shares from a relative (for individuals) and the Shares were not subject to Part E2 of the Ordinance concerning Israeli tax-free reorganizations; and who provide certain additional declarations required to establish their exemption from Israeli withholding tax, will not be subject to Israeli withholding tax;

(2) payments to be made to tendering stockholders who certify (in the manner described below) that they are eligible Israeli brokers or Israeli financial institutions holding Shares on behalf of a tendering stockholder will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law; and

(3) payments to be made to tendering stockholders who are not described in clauses (1) and (2) above will be subject to Israeli withholding tax at the fixed rate of 25% (for individual stockholders) or 23% (for all other stockholders) of the gross proceeds payable to them pursuant to the Offer.

More specifically, based on the ITA ruling, if a stockholder tenders its Shares to the Depositary, the Depositary will be required to withhold (through Playtika or a withholding agent appointed by Playtika) Israeli tax at the applicable rate of the gross proceeds payable to such stockholder pursuant to the offer, unless such stockholder, upon the terms and conditions set forth in the Letter of Transmittal, either:

•

certifies, by completing properly (a) the Declaration Form (Declaration of Status for Israeli Income Tax Purposes) (the “Declaration Form”), included in the Letter of Transmittal or otherwise delivered to such stockholder, that: (1) such stockholder is NOT a “resident of Israel” for purposes of the Ordinance (and, in the case of corporations, that no Israeli residents hold 25% or more of the means of control of such corporations, whether directly or indirectly) and provides certain additional declarations required to establish such stockholder’s exemption from Israeli withholding tax (including that such stockholder holds less than 5% of our outstanding Shares and acquired his, her or its Shares after our initial public offering on Nasdaq in January 2021) and if the stockholder is an individual, provides a copy of a non-Israeli passport and, if the stockholder’s consideration exceeds US$300,000, provides a residency certificate from the tax authorities in his country of residency; or (2) such stockholder is an eligible bank, broker or financial institution resident in Israel holding Shares on behalf of a tendering stockholder; and (b) the Supplemental Declaration Form (Supplemental Declaration of Status for Israeli Income Tax Purposes), which has been filed as an amendment to the Schedule TO, and supplements the Letter of Transmittal (the “Supplemental Declaration Form”), that the Shares tendered by such stockholder were not purchased from a relative (for individuals) and the Shares were not subject to Part E2 of the Israeli Income Tax Ordinance [New Version], 1961, as amended, concerning Israeli tax-free reorganizations (“Part E2”). Shares purchased on the open market are generally not considered to be purchased by a relative nor in a transaction subject to Part E2. The Supplemental Declaration Form will be required under the ITA ruling even for stockholders who have previously tendered Shares in the Offer. Such Declaration Form and the Supplemental Declaration Form will each provide additional specific statements with respect to this purpose. In such case, where the tendering stockholder was able to timely complete and deliver the Declaration Form and the Supplemental Declaration Form, the Depositary will not withhold any Israeli withholding tax from the gross proceeds payable to you pursuant to the Offer; or

•

provides the Depositary, as instructed in the Letter of Transmittal, with a valid certificate, ruling or any other written instructions issued by the ITA in form and substance reasonably satisfactory to the Company and the Depositary, that is applicable to the payments to be made pursuant to the Offer stating that no withholding, or a reduced rate of withholding, of Israeli withholding tax is required with respect to such payments or providing other instructions regarding such payments or withholding (an “ITA Waiver”). In such case, the Depositary will withhold (through Playtika or a withholding agent appointed by Playtika) Israeli withholding tax at the rate prescribed by such certificate or approval (or not withhold, if such stockholder is entitled to a full exemption).

The ITA ruling will not apply to any stockholder who is a registered stockholder or whose consideration exceeds US$500,000, and Israeli tax will accordingly be withheld therefrom as stated above unless the stockholder provides the Company with a valid ITA Waiver.

We recommend that you consult your tax advisors regarding the application of Israeli income and withholding taxes (including eligibility for any withholding tax reduction or exemption, and the refund procedure).

Please note that if you tender your Shares to the Depositary and provide a Declaration Form and/or Supplemental Declaration Form, you also consent to the provision of such Declaration Form and/or Supplemental Declaration Form to us and to the ITA in case the ITA so requests for purposes of audit or otherwise.

All questions as to the validity, form or eligibility of any Declaration Form, Supplemental Declaration Form or ITA Waiver (including time of receipt) and, subject to applicable law, the withholding of Israeli taxes, will be determined by us, in our sole discretion. This determination will be final and binding on all parties. We reserve the absolute right to reject any or all Declaration Forms, Supplemental Declaration Forms

or ITA Waivers that we determine not to be in proper form or pursuant to which the failure to withhold any Israeli taxes may be unlawful. We also reserve, subject to applicable law, the absolute right, in our sole discretion, to waive any defect or irregularity in any Declaration Form, Supplemental Declaration Form or ITA Waiver of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, our affiliates, our assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities or incur any liability for failure to give any notification.

The Israeli withholding tax is not an additional tax. Rather, the Israeli income tax liability of stockholders subject to Israeli withholding tax will be reduced by the amount of Israeli tax withheld. If Israeli withholding tax results in an overpayment of Israeli taxes, the holder may apply to the ITA in order to obtain a refund. However, no assurance is given as to whether and when the ITA will grant such refund.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY, IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO PARTICIPATING IN THE OFFER AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND TREATIES.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I)	Supplemental Declaration Form (Supplemental Declaration of Status for Israeli Income Tax Purposes).

(a)(7)	Press Release, dated September 23, 2022, regarding the extension of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Playtika Holding Corp.

Date: September 23, 2022		By: /s/ Craig Abrahams
Craig Abrahams
President and Chief Financial Officer